UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 1-33659

________________________________

COSAN LIMITED

(Translation of registrant’s name into English)

________________________________

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

COSAN LIMITED

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ) announces to shareholders that, in the Meeting of the Board of Directors held on May 29, 2020, it was approved the distribution of dividends in accordance with the following terms:

To Holders of class A and/or B shares (NYSE: CZZ):

i.	shareholders will receive payment of dividends relative to the 2019 fiscal year ended on December 31, 2019, in the total amount of US$25,000,000.00 (twenty five million US Dollars), corresponding to US$0.11189896 per class A and/or B shares;

ii.	the dividends Declaration Date is June 10, 2020;

iii.	the above mentioned dividends Record Date will be June 20, 2020;

iv.	CZZ shares will trade “ex” as of Jun 18, 2020;

v.	dividends Payment Date will be June 26, 2020.

São Paulo, June 10, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer